

Mail Stop 4631

September 10, 2009

Mr. Jerald R. Hoeft
Chief Financial Officer
Mobile Area Networks, Inc.
2772 Depot Street
Sanford, Florida 32773

>   **Re: Mobile Area Networks, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2008**
>   **File No. 333-18439**

Dear Mr. Hoeft:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

>   Sincerely,

>   John Cash
>   Accounting Branch Chief